UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT No. 7)

Arch Chemicals, Inc.
(Name of Subject Company)

Arch Chemicals, Inc.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $1.00 PER SHARE
(Title of Class of Securities)

03937R102
(CUSIP Number of Class of Securities)

Joseph P. Lacerenza, Esq.
Secretary
Arch Chemicals, Inc.
501 Merritt 7
P.O. Box 5204
Norwalk, CT 06856-5204
(203) 229-2900
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Robert I. Townsend, III, Esq. Damien R. Zoubek, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019 Telephone: (212) 474-1000

[   ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Arch Chemicals, Inc., a Virginia corporation (the “Company”), initially filed on July 15, 2011, as amended by Amendment No. 1 thereto filed on July 20, 2011, Amendment No. 2 thereto filed on July 26, 2011, Amendment No. 3 thereto filed on July 29, 2011, Amendment No. 4 thereto filed on August 4, 2011, Amendment No. 5 thereto filed on August 12, 2011 and Amendment No. 6 thereto filed on August 16, 2011 (the “Initial Schedule 14D-9”). The Initial Schedule 14D-9 relates to the cash tender offer by LG Acquisition Corp., a Virginia corporation (the “Offeror”) and an indirect, wholly owned subsidiary of Lonza Group Ltd., a company organized under the laws of Switzerland (“Parent”), disclosed in a Tender Offer Statement on Schedule TO, dated July 15, 2011 (the “Schedule TO”), filed with the Securities and Exchange Commission, to purchase all of the outstanding common stock, par value $1.00 per share, of the Company (the “Company Common Stock”), at a price of $47.20 per share of Company Common Stock, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 15, 2011 and in the related Letter of Transmittal, which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) thereto, in each case as may be amended or supplemented. Except as otherwise set forth below, the information set forth in the Initial Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Initial Schedule 14D-9.

 ITEM 8.                 ADDITIONAL INFORMATION

Item 8 of the Initial Schedule 14D-9 is hereby amended and supplemented by adding the following text to the end of the subsection entitled “Certain Litigation”:

“On August 17, 2011, the Company was served with a complaint in a purported shareholder class action brought in the Superior Court of the State of Connecticut in Stamford, captioned Seifert Family Trust v. Michael Campbell, et al.  The complaint names as defendants the members of the Company Board and the Company.  The complaint alleges that the members of the Company Board breached their fiduciary duties to the Company’s shareholders in connection with the sale of the Company and violated Sections 14(d)(4) and 14(e) of the Securities Exchange Act of 1934 by omitting material facts about the transaction.  The complaint also alleges that the Company aided and abetted the purported breaches of fiduciary duties.  In support of the plaintiff’s claims, the complaint alleges that the proposed transaction between the Company and the Offeror undervalues the Company and involves an inadequate sales process and preclusive deal protections.  The complaint further alleges that the members of the Company Board have conflicts of interest relating to benefits they would receive as a result of the transaction, made materially misleading statements of fact and failed to disclose all material information about the transaction. The complaint seeks, among other relief, to enjoin the transaction, obtain damages, and recover costs and attorneys’ fees. The Company believes the plaintiff’s allegations are without merit and will contest them vigorously.”

 ITEM 9.                 EXHIBITS

Item 9 of the Initial Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibit:

Exhibit No.	Description
(a)(5)(G)	Form of Election Form to accompany the Form of Letter to Irish Employees Regarding the Arch Chemicals BV Employee Share Participation Scheme (filed as Exhibit (a)(5)(F)).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Arch Chemicals, Inc.

By:	/s/ Joseph P. Lacerenza
Name: Joseph P. Lacerenza
Title: Senior Deputy General Counsel and Secretary

Dated:  August 19, 2011